Exhibit 99.1

SMJ International Holdings Inc. Announces Pricing of US$10 Million Initial Public Offering

SINGAPORE--(BUSINESS WIRE)--SMJ International Holdings Inc. (“SMJ” or the “Company”), a Singapore-based premium flooring specialist that distributes a wide range of premier flooring products under its proprietary “SMJ” brand across Asia markets, today announced the pricing of its firm commitment initial public offering (the “Offering”) of an aggregate 2,500,000 Class A ordinary shares par value US$0.0002 per share at a price of US$4.00 per share to the public (the “Offering Price”), for a total of US$10,000,000 of gross proceeds to the Company, before deducting underwriting discounts and other offering expenses.

The Company has granted the underwriter a 45-day option to purchase an additional 375,000 Class A ordinary shares at the Offering Price less the underwriting discounts to cover over-allotments, if any. The Class A ordinary shares are expected to begin trading on the NYSE American under the ticker symbol “SMJF” on December 4, 2025. The Offering is expected to close on or about December 5, 2025, subject to the satisfaction of customary closing conditions.

US Tiger Securities, Inc., a full-service broker/dealer, is acting as the sole book runner for the Offering. The Crone Law Group, P.C. is acting as U.S. legal counsel to the Company, and Winston and Strawn LLP is acting as U.S. securities counsel to US Tiger Securities, Inc. in connection with the Offering.

The Offering is being conducted pursuant to the Company’s registration statement on Form F-1 (File No. 333-290077), as amended, previously filed with the U.S. Securities and Exchange Commission (“SEC”), and subsequently became effective in accordance with the provisions of Section 8(a) of the Securities Act of 1933 on November 24, 2025. The Offering is being made only by means of a prospectus, forming part of the registration statement, which will be filed with the SEC and will be available on the SEC’s website at www.sec.gov. Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. Copies of the final prospectus related to the Offering may be obtained, when available, from US Tiger Securities, Inc., 437 Madison Avenue, 27th Floor, NY, NY 10022 USA, by phone at +1 (646) 978-5188, or by email at ECM@ustigersecurities.com. In addition, a copy of the final prospectus, when available, relating to the Offering may be obtained via the SEC’s website at www.sec.gov.

This press release has been prepared for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any of the Company’s securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation or sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About SMJ International Holdings Inc.

SMJ International Holdings Inc. and its subsidiaries (“SMJ Group”) are Singapore-based premier flooring specialists that have a well-established reputation and track records with the commercial and institutional sectors in Asia. It specializes in the sale and distribution of a wide range of premier flooring products such as carpet tiles, broadloom carpets and vinyl tiles under its proprietary brand known as “SMJ” in Singapore and over 20 countries mainly in Asia. To meet the increasing demand for green and eco-friendly materials in Asia, SMJ Group also supplies flooring products that have been certified as environmentally friendly to support government initiatives in promoting sustainable building practices in Asia. For more information, visit https://smjf.com.sg/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s proposed Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “will,” “could” and similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

Contacts

Investor Relations

Gateway Group, Inc.

949-574-3860

SMJ@gateway-grp.com